UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-38279

SOGOU INC.

(Exact name of registrant as specified in its charter)

Level 15, Sohu.com Internet Plaza

No. 1 Unit Zhongguancun East Road, Haidian District

Beijing 100084

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐ No ☑

Press Release

On May 14, 2021, the registrant announced its unaudited financial results for the first quarter ended March 31, 2021. A copy of the press release issued by the registrant regarding the foregoing is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

99.1	Press release reporting Sogou Inc.’s first quarter 2021 unaudited financial results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOGOU INC.

By:	/s/ Fion Zhou
Fion Zhou
Chief Financial Officer

Date: May 14, 2021